Agricore United™

05011120

RECEIVED
2005 SEP 12 A 10:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

September 8, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - September 8, 2005 - (Press Release – Agricore United CPS Sales Comeback Continues in Third Quarter)
   - September 8, 2005 - (MD&A – Third Quarter Report for the Quarter Ended July 31, 2005)
   - September 8, 2005 - (Press Release - Agricore United Declares Dividends)
   - September 8, 2005 – (Certification of Interim Filing signed by – Brian Hayward, CEO)
   - September 8, 2005 – (Certification of Interim Filing signed by – Peter Cox, CFO)

Yours very truly,

PROCESSED
SEP 12 2005
THOMSON
FINANCIAL

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

AGRICORE UNITED CPS SALES COMEBACK CONTINUES IN THIRD QUARTER

September 8, 2005 (Winnipeg) – Agricore United's Crop Production Services (CPS) segment continued its second quarter comeback, with crop nutrient, crop protection and seed sales for the third quarter increasing by 5 percent over the same period last year and contributing to a $63 million (or 9 percent) increase in sales for the nine months ending July 31, 2005. These sales, combined with improved Livestock Services feed and non-feed sales and margins, were the main contributors to $47 million in net earnings for the third quarter ($1.04 earnings per share) and $22 million for the nine months ($0.47 earnings per share and $12 million better than 2004).

"Our third quarter is traditionally the strongest for seasonal CPS sales and this year we've seen the industry as a whole return to a more normal experience, despite unseasonably wet conditions which limited producer purchases in Manitoba in particular," says Brian Hayward, Chief Executive Officer. "In our grain handling segment, average margin increased to $21.80 per tonne, although this was more than offset by delays in industry-wide grain movement and therefore our own grain shipments this year."

Western Canadian grain production in 2004 increased 11 percent to about 51 million tonnes. However, industry-wide grain shipments for the nine months ended July 31, 2005 declined by 1.3 percent reflecting lower than expected deliveries into the primary elevator system. This delay in deliveries was consistent with Statistics Canada's estimate of a 4.6 million tonne increase in carry-out stocks at July 31, 2005 and largely reflected producer decisions as to the timing of delivery.

For the second quarter in a row, Agricore United reduced Operating, General and Administrative expenses by $2 million (or 1.8 percent) during the quarter ended July 31, 2005. With the added benefit of lower current income taxes due to the Company's loss carry-forwards, cash flow provided by operations of $80 million ($1.74 per share) for the nine months improved $14 million or $0.30 per share over last year.

Despite the dampening effect of lower grain handling volume on earnings and cash flow, the improvements in other business segments enabled the Company to further reduce its leverage while maintaining its current ratio. Average net funded debt decreased to $428 million for the 12 months ended July 31, 2005 from $509 million one year ago. Consequently, the Company's average leverage ratio improved to 42.6 percent compared to 46.2 percent for the same 12 month period ended July 31, 2004. The Company's improved liquidity also generated free cash flow (cash flow provided by operations less net capital expenditures and investments) of $28 million for the 12 months ended July 31, 2005.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

- 30 -

For more information, contact:
David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

SEC File No. 82-34725

Q3 Highlights

- **Higher Crop Input Sales and Margin** – Crop Production Services ("CPS") crop nutrient, crop protection product, seed and other sales increased $63.1 million (or 9.2%) to $749.8 million for the latest nine months. CPS margins increased to 22% and 22.5% for the quarter and nine months ended July 31, 2005 compared to 20.1% and 22.2% for the same periods last year, respectively.

- **Modest Increase in Grain Handling Margin per Tonne on Lower Volumes** – The Company's average grain handling margin increased to $21.80 per tonne for the nine months ended July 31, 2005 from $21.55 per tonne for the same period last year. The Company's grain shipments for the nine months declined 3.8% (or 284,000 tonnes) compared to a decline in industry shipments of 1.3%.

- **Higher Feed Tonne Sales and Margin** – Feed sales increased by 78,000 tonnes (or 11.9%) for the nine months to 736,000 tonnes while the average margin increased to $44.33 per tonne from $42.03 per tonne for the same period last year. Gross profit and net revenue from services for non-feed business increased $3.1 million (or 60.1%) compared to the same nine month period last year.

- **Lower Quarterly Operating, General & Administrative ("OG&A") Expenses** – OG&A expenses for the quarter declined $1.7 million due to lower AU Financial indemnity provisions and lower corporate rent and property taxes. OG&A expenses for the nine months were $9.1 million higher due to cost increases experienced in the first quarter.

- **Higher EBITDA and EBIT** – EBITDA for the nine months increased $11.1 million to $119.5 million and EBIT increased $12.6 million to $73.8 million for the same period.

- **Improved Net Earnings** – Income of $47.2 million ($1.04 basic earnings per share and $0.81 diluted earnings per share) for the quarter ended July 31, 2005 was $5.4 million better than the $41.8 million ($0.92 basic earnings per share and $0.72 diluted earnings per share) in 2004. Income of $22.3 million ($0.47 basic earnings per share and $0.44 diluted earnings per share) for the nine months ended July 31, 2005 was $11.8 million better than the $10.5 million ($0.21 basic and diluted earnings per share) for the same period last year.

- **Improved Cash Flow from Operations and Liquidity** – Cash flow provided by operations of $88.1 million ($1.94 per share) for the quarter and cash flow provided by operations of $79.7 million ($1.74 per share) for the nine months improved by $6.3 million (or $0.14 per share) and $13.6 million (or $0.30 per share) over the same periods last year, respectively. Cash flow provided by operations of $60.5 million for the 12 months ended July 31, 2005 exceeded the $32.8 million invested in property, plant, equipment and other assets by $27.7 million.

- **Modestly Higher Net Funded Debt and Improved Leverage** – The Company's net funded debt of $367.9 million at July 31, 2005 compared to $354.5 million at July 31, 2004. Average net funded debt of $428.1 million for the 12 months ended July 31, 2005 decreased $81.3 million from the average of $509.4 million for the comparable 12 months ended July 31, 2004. On an average 12-month basis, the Company's leverage ratio of 42.6% at July 31, 2005 improved from 46.2% at July 31, 2004. The Company's ratio of Net Debt to EBITDA improved from 4.60 times at July 31, 2004 to 3.90 times at July 31, 2005.

September 8, 2005

TABLE OF CONTENTS

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") as at September 8, 2005 is based on the accompanying financial information that has been prepared using Canadian generally accepted accounting principles ("GAAP"). All amounts are reported in Canadian dollars unless specifically stated to the contrary.

The accompanying MD&A should be read in conjunction with the Company's MD&A included on pages 18 to 33 of its 2004 Annual Report. Additional information relating to the Company, including the Company's 2004 Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

Use of Non-GAAP Terms

Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before interest, taxes, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or otherwise are not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation to or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Forward-Looking Information

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform to the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties associated with poor weather conditions, agricultural commodity prices, financial leverage, additional funding requirements, international trade and political uncertainty, competition, domestic regulation, environmental risks, diseases and other livestock industry risks, acceptance of genetically modified products, labour disruptions, dependence on key personnel, technological advances, credit, foreign exchange risk, competition matters relating to the merger and the United Grain Growers Act. For a more detailed discussion of these risks and their potential impact, see the Company's 2004 AIF and the MD&A included on pages 18 to 33 of its 2004 Annual Report. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1. Business Segment Performance

1.1 Crop Production Services

Good moisture conditions in Alberta, Saskatchewan and western Manitoba from early spring rains provided good conditions for seeding and application of fertilizer. Crop nutrient tonnes sold increased 7.7% and 9.2% for the quarter and nine months ended July 31, 2005, respectively, compared to the same periods in 2004. Seed sales declined modestly in the quarter, as a result of increased sales activity at the beginning of the growing season. However, seed sales increased for the nine months ended July 31, 2005 due, in part, to higher demand for value-added seed products and higher sales in central and southern Alberta offsetting lost sales opportunities in eastern Manitoba (where wet growing conditions prevented seeding of about 1.5 million acres). Crop protection product sales for the quarter (which represent about 85% of annual crop protection product sales) were slightly lower than the prior year as excess moisture followed by significantly warmer conditions accelerated crop growth and limited opportunities for the in-season application of crop protection products in some regions. Other sales and revenue from services for the quarter increased $749,000 from last year due primarily to higher seed processing revenue, interest revenue earned and non-product-specific rebates. Other sales and revenue from services for the latest nine months were largely unchanged from the same period last year.

Crop Production Services *For the periods ended July 31* *(in thousands - except percentages)* *(Unaudited)*	*Third Quarter* **2005**	 2004	*Better* *(Worse)*	*Nine Months* **2005**	 2004	*Better* *(Worse)*
Gross profit and net revenue from services	**$ 122,903**	$ 106,698	*15.2%*	**$ 168,864**	$ 152,438	*10.8%*
Operating, general and administrative expenses	**(35,290)**	(33,479)	*(5.4%)*	**(85,553)**	(81,783)	*(4.6%)*
EBITDA	**87,613**	73,219	*19.7%*	**83,311**	70,655	*17.9%*
Depreciation and amortization	**(5,238)**	(5,332)	*1.8%*	**(15,204)**	(15,553)	*2.2%*
EBIT	**$ 82,375**	$ 67,887	*21.3%*	**$ 68,107**	$ 55,102	*23.6%*
Operating Highlights						
Seed, Crop Nutrition, Crop Protection, Other Sales	**$ 558,183**	$ 529,959	*5.3%*	**$ 749,817**	$ 686,723	*9.2%*
Seed held for resale	**$ 57,136**	$ 58,266	*(1.9%)*	**$ 95,084**	$ 90,265	*5.3%*
Crop Nutrition	**$ 263,932**	$ 232,940	*13.3%*	**$ 400,159**	$ 338,496	*18.2%*
Crop Protection	**$ 237,057**	$ 239,044	*(0.8%)*	**$ 254,101**	$ 257,216	*(1.2%)*
Margin *(% of Sales)*	**22.0%**	20.1%	*1.9 pt*	**22.5%**	22.2%	*0.3 pt*

The Company does not record sales until products are delivered or services rendered to customers. The Company also defers the recognition of gross profit from inter-company sales until product is sold to a third party. Deferred inter-company profit is typically lower at the end of July as seasonal sales are largely complete by this date. Deferred inter-company profits at July 31, 2005 were $4.2 million (2004 - $1.4 million).

During the first quarter of 2005, the Company modified its estimate of deferred gross profits on fertilizer products sold by its subsidiary Western Cooperative Fertilizers Ltd. ("Westco") to the Company and still held by the Company pending sale to third parties. In accordance with GAAP, this change in accounting estimate has been applied on a prospective basis commencing with the quarter ended January 31, 2005, without restating prior periods. The effect of the change in estimate decreased the recognition of gross profit in the first quarter and increased the recognition in the Company's second and third quarters by approximately offsetting amounts. The impact of applying the change in estimate to fiscal 2004, while not material, would be to reduce gross profit, EBITDA, EBIT and pre-tax earnings by about $632,000.

The increase in gross profit and net revenue from services for the quarter reflects:

- Increased tonnes of fertilizer sold at retail margins (excluding Westco) consistent with the prior year;
- Increased fertilizer gross profit realized from its proportionate share in Westco;
- Increased margins from sales of value-added seed products; and
- Increased seed processing revenue, interest revenue earned and non-product specific rebates.

For the nine months ended July 31, 2005, gross profit and net revenue from services increased for the same reasons as they did in the latest quarter. In addition, the Company realized increased gross profit in the nine months from higher levels of seed sales earlier in the year.

CPS OG&A expenses for the quarter increased $1.8 million due to a combination of higher country operations costs associated with the seasonal timing of CPS sales, a $789,000 increase in costs associated with the Company's consolidated share of Westco OG&A expenses, higher varietal seed development costs and increased advertising and promotions expenses. For the nine months to July 31, 2005, CPS OG&A expenses increased $3.8 million, comprised of a $1.2 million increase in the Company's consolidated share of Westco OG&A expenses (largely reflecting costs associated with Westco's adoption of the CICA accounting policy change concerning asset retirement obligations), a $457,000 increase related to seed germination testing and varietal seed development costs, higher country operations costs and a $521,000 increase in payroll costs from increased staffing.

1.2 Grain Handling

The Canadian Grain Commission ("CGC") reported an 816,000 tonne decrease in industry shipments of the six major grains (wheat, barley, oats, canola, flax, peas) for the quarter and a 273,000 tonne decrease in industry shipments for the nine months ended July 31, 2005. Despite higher production from the 2004 crop, delays in producer deliveries of grain into the primary elevator system reduced recent industry-wide grain shipments and contributed to increased carryout stocks, estimated to be 15.8 million tonnes (an increase of 4.8 million tonnes or 43% over the prior year).

Although the Company increased its shipments of non-Canadian Wheat Board ("CWB") grains in the quarter compared to the prior year, lower country shipments of CWB grain contributed to a 442,000 tonne net decrease in Company shipments for the quarter. The ratio of Company to industry grain shipments of 34.3% for the nine months was lower than the Company's 35.2% market share for the same period last year although it was largely unchanged from the six months ended April 30, 2005 and the Company's fiscal year ended October 31, 2004.

Grain Handling *For the periods ended July 31* *(in thousands - except percentages, margins & turns)* *(Unaudited)*	*Third Quarter* **2005**	 2004	*Better* *(Worse)*	*Nine Months* **2005**	 2004	*Better* *(Worse)*
Gross profit and net revenue from services	**$ 57,481**	$ 69,878	*(17.7%)*	**$ 158,673**	$ 162,938	*(2.6%)*
Operating, general and administrative expenses	**(39,601)**	(41,159)	*3.8%*	**(112,908)**	(108,050)	*(4.5%)*
EBITDA	**17,880**	28,719	*(37.7%)*	**45,765**	54,888	*(16.6%)*
Depreciation and amortization	**(7,060)**	(7,425)	*4.9%*	**(22,374)**	(23,366)	*4.2%*
EBIT	**$ 10,820**	$ 21,294	*(49.2%)*	**$ 23,391**	$ 31,522	*(25.8%)*
Operating Highlights						
Industry shipments - six major grains *(tonnes)*	**6,993**	7,809	*(10.4%)*	**21,197**	21,470	*(1.3%)*
Grain shipments - country elevators *(tonnes)*	**2,378**	2,820	*(15.7%)*	**7,278**	7,562	*(3.8%)*
Terminal Handle *(tonnes)*	**1,710**	1,702	*0.5%*	**4,220**	3,985	*5.9%*
% Terminal Handle to Grain Shipments	**71.9%**	60.4%	*11.5 pt*	**58.0%**	52.7%	*5.3 pt*
Market share *(%)*	**34.0%**	36.1%	*(2.1 pt)*	**34.3%**	35.2%	*(0.9 pt)*
Margin *($ per grain tonne shipped)*	**$ 24.17**	$ 24.78	*(2.5%)*	**$ 21.80**	$ 21.55	*1.2%*
Licenced storage capacity *(tonnes)* *						
- Industry	**5,204**	5,073	*2.6%*	**5,204**	5,073	*2.6%*
- Company	**1,260**	1,206	*4.5%*	**1,260**	1,206	*4.5%*
Inventory turns (shipments divided by capacity)						
- Industry	**5.38 x**	6.16 x	*(0.78 pt)*	**4.07 x**	4.23 x	*(0.16 pt)*
- Company	**7.55 x**	9.35 x	*(1.80 pt)*	**5.78 x**	6.27 x	*(0.49 pt)*

* *Based on licenced storage reported at July 31, 2004 and April 30, 2005 - the most recent date for which statistics are available.*

Through the effective management and coordination of its grain handling logistics, the Company maintained the efficiency of its operations by turning its storage capacity at a significantly higher rate than the industry average. The higher decline in the Company's turn factor compared to the industry reflects, in part, the impact of the recent commissioning of several strategic storage expansion projects.

Despite lower country grain shipments in the quarter, the Company handled the same volume of grain through its port terminals in Vancouver and Thunder Bay, largely due to increased third-party tonnes handled. Consequently, although grain shipments declined modestly for the nine months ended July 31, 2005, the Company increased the volume of grain handled through its port terminals. The Company's ratio of terminal handle to its total grain shipments of 58% for the nine months increased 5.3 points over the same period in 2004. The ratio of Company terminal handle to industry receipts of 36.4% for the nine months remained comparable to the 36.9% ratio for the same period last year.

Commodity margins per tonne strengthened in the quarter (although remaining slightly lower than last year) primarily due to a higher proportion of grain handled through the Company's port terminals and improved port terminal margins per tonne (from increased drying, cleaning and blending), offset by modestly lower non-CWB merchandising margins per tonne (due to the unusually high canola margins realized in the prior year). Lower grain shipments (consistent with the general industry trend) contributed, predominantly in the quarter and entirely for the nine months, to lower gross profit and net revenue from services.

Grain Handling OG&A expenses declined by $1.6 million in the quarter due to lower salary and benefit costs, improved grain handling performance expenses and lower property rental costs. For the nine months they increased $4.9 million over 2004 largely as a result of non-recurring expense recoveries recorded last year of $4.5 million from property tax reassessments on the Company's port terminals in Thunder Bay and credit expense recoveries of $577,000. Apart from these non-recurring items, the expense increase also included $1.4 million for vehicle and travel expenses (primarily associated with higher fuel prices), $869,000 for credit expenses (including bad debt provisions), $950,000 for utilities costs related to increased grain drying revenues and $593,000 (or 1%) in increased payroll and benefit costs. Offsetting these increases were $2.4 million in lower property rental expenses and further non-recurring property tax rebates on terminal properties in Thunder Bay, $1.3 million in reduced provincial capital taxes and $792,000 in improved grain handling performance expenses.

1.3 Livestock Services

Feed sales of $157.2 million ($214 per tonne) for the nine months ended July 31, 2005 decreased from sales of $162.2 million ($246 per tonne) last year, despite increased tonnes sold. Feed prices tend to fluctuate in response to the cost of ingredients and, as a result of the expanded availability of lower cost feed inputs, such as feed wheat and feed barley, average feed sales prices in the current year declined $32 per tonne from last year. The profitability of feed manufacturing tends to be more closely correlated to tonnes sold rather than gross sales revenue. The profitability from swine sales and the Company's equity investment in The Puratone Corporation follows the underlying movement in hog prices which have trended higher compared to the prior year.

The increase in manufactured feed sold in the quarter and nine months reflects the continuing relative strength of western Canada's hog, poultry and dairy markets as well as an increased number of beef cattle on feed. Although not a material impact on the quarter, the U.S. announced on July 15, 2005 that it would begin importing live Canadian beef cattle under the age of 30 months for the first time since May 20, 2003. The inclusion of the operations of Vertech Feeds Ltd., acquired only in February 2004, also contributed to increased sales earlier in the year.

Livestock Services *For the periods ended July 31* *(in thousands - except percentages and margins)* *(Unaudited)*	*Third Quarter* **2005**	2004	*Better (Worse)*	*Nine Months* **2005**	2004	*Better (Worse)*
Gross profit and net revenue from services	**$ 12,574**	$ 10,594	*18.7%*	**$ 40,814**	$ 32,769	*24.6%*
Operating, general and administrative expenses	**(8,480)**	(8,806)	*3.7%*	**(25,302)**	(25,656)	*1.4%*
EBITDA	**4,094**	1,788	*129.0%*	**15,512**	7,113	*118.1%*
Depreciation and amortization	**(1,061)**	(849)	*(25.0%)*	**(3,175)**	(2,488)	*(27.6%)*
EBIT	**$ 3,033**	$ 939	*223.0%*	**$ 12,337**	$ 4,625	*166.7%*
Operating Highlights						
Livestock Services Feed Sales *(tonnes)*	**239**	215	*11.2%*	**736**	658	*11.9%*
Non-feed sales and revenue from services	**$ 26,401**	$ 26,017	*1.5%*	**$ 63,872**	$ 55,066	*16.0%*
Feed Margin *($ per feed tonne sold)*	**$ 43.14**	$ 40.11	*7.6%*	**$ 44.33**	$ 42.03	*5.5%*
Non-feed margin and net revenue from services	**$ 2,264**	$ 1,970	*14.9%*	**$ 8,190**	$ 5,114	*60.1%*

Feed margins for the latest quarter increased over the prior year, reflecting the consolidation of a competitor's operations in British Columbia and improved ingredient purchasing opportunities in the current market.

Increased swine sales in the quarter and latest nine months continued to reflect strength in hog demand and prices. Increased hog prices compared to the prior year also contributed to higher margin and revenue from services for the quarter and nine months ended July 31, 2005. A $1.2 million improvement in the Company's investment in The Puratone Corporation for the nine months was fully offset by other reductions in freight revenue and interest earned (due to expansion of Unifeed Financial).

OG&A expenses for the quarter decreased $326,000 as a result of lower credit expenses (as the credit worthiness of the segment's customer base continues to recover and strengthen). Similarly, marginally lower OG&A expenses for the nine months reflect lower credit expenses offset by higher operating costs associated with Vertech Feeds Ltd. which was acquired only in the second quarter last year. The increase in depreciation and amortization expenses for the quarter and nine months resulted from the Company's new replacement feed mill opened near Edmonton in August 2004.

1.4 Financial Markets and Other Investments

Financial Markets and Other Investments *For the periods ended July 31* *(in thousands - except percentages)* *(Unaudited)*	*Third Quarter* **2005**	2004	*Better (Worse)*	*Nine Months* **2005**	2004	*Better (Worse)*
Gross profit and net revenue from services	**$ 1,854**	$ 2,776	*(33.2%)*	**$ 6,271**	$ 6,267	*0.1%*
Operating, general and administrative expenses	**(1,309)**	(1,847)	*29.1%*	**(3,675)**	(1,892)	*(94.2%)*
EBITDA	**545**	929	*(41.3%)*	**2,596**	4,375	*(40.7%)*
Depreciation and amortization	**(53)**	(1)	*(5200.0%)*	**(148)**	(41)	*(261.0%)*
EBIT	**$ 492**	$ 928	*(47.0%)*	**$ 2,448**	$ 4,334	*(43.5%)*

Financial Markets revenue decreased $922,000 in the quarter due to the absence this year of $554,000 in foreign exchange trading gains that occurred in 2004 (which offset foreign exchange trading losses during the first six months of that year) as well as $193,000 lower revenue from Agricore United Financial ("AU Financial") and modestly lower credit recoveries. In the first nine months of fiscal 2004 the Company earned $1.2 million from its equity investments in Canadian Pool Agencies and Pool Insurance Company which has not been repeated this year. The reduced earnings from this source fully offset a $1.2 million increase in AU Financial revenue in the latest nine months, associated with the growth of this program.

Lower OG&A expenses in the quarter resulted from a $1.2 million timing reduction in indemnity provisions, offset by higher credit adjudication costs associated with AU Financial and the ongoing expansion of Unifeed Financial. For the nine months, the Company's indemnity provision increased $416,000 coupled with a $1.1 million increase in credit adjudication costs. In prior years the Company accrued indemnity provisions based on underlying sales but now accrues the cost in relation to outstanding receivables. Although the change advanced the timing of recognizing its indemnity provisions this year, the Company does not expect any significant aggregate increase in these provisions over the course of the entire fiscal year.

1.5 Corporate Expenses

Corporate Expenses *For the periods ended July 31* *(in thousands - except percentages)* *(Unaudited)*	*Third Quarter* **2005**	 2004	*Better (Worse)*	*Nine Months* **2005**	 2004	*Better (Worse)*
Operating, general and administrative expenses	**$ (8,895)**	$ (10,032)	*11.3%*	**$ (27,651)**	$ (28,638)	*3.4%*
Depreciation and amortization	**(1,524)**	(1,776)	*14.2%*	**(4,783)**	(5,646)	*15.3%*
EBIT	**$ (10,419)**	$ (11,808)	*11.8%*	**$ (32,434)**	$ (34,284)	*5.4%*

Corporate OG&A expenses decreased for the quarter due to a $580,000 reduction in rent and property taxes, resulting from the disposition of leased properties in Calgary and Winnipeg in late 2004, as well as lower non-interest financing and bank charges. Similarly, OG&A expenses for the nine months ended July 31, 2005 declined by $1.4 million related to lower rent costs, offset by increased pension, governance and communications expenses compared to the prior year.

2. Consolidated Financial Results

Selected Consolidated Financial Information *For the periods ended July 31* *(in thousands - except percentages & per share amounts)* *(Unaudited)*	*Third Quarter* **2005**	 2004	*Better (Worse)*	*Nine Months* **2005**	 2004	*Better (Worse)*
Gross profit and net revenue from services	**$ 194,812**	$ 189,946	*2.6%*	**$ 374,622**	$ 354,412	*5.7%*
Operating, general and administrative expenses	**(93,575)**	(95,323)	*1.8%*	**(255,089)**	(246,019)	*(3.7%)*
EBITDA	**101,237**	94,623	*7.0%*	**119,533**	108,393	*10.3%*
Depreciation and amortization	**(14,936)**	(15,383)	*2.9%*	**(45,684)**	(47,094)	*3.0%*
EBIT	**86,301**	79,240	*8.9%*	**73,849**	61,299	*20.5%*
Gain (loss) on disposal of assets	**519**	(281)	*284.7%*	**601**	102	*489.2%*
Interest and securitization expenses	**(11,653)**	(11,965)	*2.6%*	**(38,047)**	(40,431)	*5.9%*
	75,167	66,994	*12.2%*	**36,403**	20,970	*73.6%*
Provision for income taxes						
Current portion	**(2,152)**	(1,557)	*(38.2%)*	**(4,372)**	(4,391)	*0.4%*
Future portion	**(25,797)**	(23,657)	*(9.0%)*	**(9,726)**	(6,089)	*(59.7%)*
Income for the period	**$ 47,218**	$ 41,780	*13.0%*	**$ 22,305**	$ 10,490	*112.6%*
Earnings per share						
- basic	**$ 1.04**	$ 0.92	*13.0%*	**$ 0.47**	$ 0.21	*123.8%*
- diluted	**$ 0.81**	$ 0.72	*12.5%*	**$ 0.44**	$ 0.21	*109.5%*

2.1 Gross Profit and Net Revenue from Services, EBITDA and EBIT

The Company's gross profit and net revenue from services for the nine months increased over last year due to higher sales of crop inputs, increased livestock feed sales volume and margins and higher profit from livestock sales. These factors are discussed in greater detail under "1. Business Segment Performance".

OG&A expenses for the quarter decreased by $1.7 million compared to the same period last year. The reduction in AU Financial indemnity provisions in the third quarter of about $1.2 million due to timing, as well as lower corporate rent and property taxes associated with two leases in Winnipeg and Calgary terminated in late 2004, accounted for most of the decrease. OG&A expenses for the nine months ended July 31, 2005 increased $9.1 million over last year, largely due to a $12.6 million increase in OG&A expenses in the first quarter. The weighted average equivalent full-time ("EFT") staff [1] of 2,788 for the 12 months ended July 31, 2005 remained unchanged compared to the twelve months ended October 31, 2004 and increased 0.4% over July 31, 2004 (2,776 EFTs).

Depreciation and amortization expenses declined in the quarter and nine months as the rate of amortization of assets continues to exceed the level of sustaining capital expenditures (estimated to be between $35 million and $40 million annually).

2.2 Gain on Disposal of Assets

The gain on disposal of assets for the quarter and nine months ended July 31, 2005 compared to the loss of $281,000 and the gain of $102,000 for the same quarter and nine months last year, respectively, reflects the disposition of assets in the normal course of business. Proceeds from the disposition of assets of $3.9 million for the nine-month period remained comparable to $3.4 million in 2004.

2.3 Interest and Securitization Expenses

Interest and Securitization Expenses *For the periods ended July 31* *(in thousands - except percentages)* *(Unaudited)*	*Third Quarter* **2005**	2004	*Better (Worse)*	*Nine Months* **2005**	2004	*Better (Worse)*
Interest on:						
Convertible debentures	$ **2,363**	$ 2,363	- %	$ **7,088**	$ 7,088	- %
Long-term debt	**7,820**	8,443	7.4%	**23,783**	25,452	6.6%
Short-term debt	**1,594**	1,293	(23.3%)	**7,618**	7,930	3.9%
Securitization expenses	**413**	365	(13.2%)	**1,214**	1,333	8.9%
CWB carrying charge recovery	**(537)**	(499)	7.6%	**(1,656)**	(1,372)	20.7%
	$ **11,653**	$ 11,965	2.6%	$ **38,047**	$ 40,431	5.9%

Short-term interest costs for the quarter increased as a result of a 194 basis point increase in average short-term borrowing costs compared to the same quarter last year. Short-term interest costs for the nine months declined as a result of a $47 million (or 23%) reduction in average short-term indebtedness over the period compared to the same period in 2004, offset by a 108 basis point increase in the average cost of short-term borrowing. Capitalized interest related to capital expenditures declined by $552,000 to $340,000 for the nine months, associated with a reduction in the number and value of large capital projects undertaken in the current year.

The $56 million average value of grain inventory held on behalf of the CWB over the nine months declined by $4 million (or 7%) compared to the same period last year, largely due to year-over-year reductions in the value of grain purchased on behalf of the CWB. A $3 million (or 6%) reduction in the average value of CWB grain securitized (to $51 million) was the primary reason for the reduction in related securitization expenses. Carrying charges recovered from the CWB (in respect of grain purchased on its behalf) increased in the latest nine months due to the absence of a carrying charge correction by the CWB in early fiscal 2004.

Long-term interest costs decreased for the quarter and nine months compared to the prior year as a result of scheduled long-term debt repayments.

[1] *Including staff related to the Company's wholly-owned subsidiaries and joint venture in Cascadia Terminal.*

2.4 *Income Taxes*

The Company's effective tax rate was 38.7% for the nine months ended July 31, 2005 (2004 – 50%). The higher tax rate for the prior year mainly reflected the effect of the federal Large Corporation Tax (which effectively levies a flat tax rate on capital employed at the end of the year). The impact of the federal Large Corporation Tax in the current year was less significant due to phased-in rate reductions, a 74% increase in pre-tax earnings and a one-time recovery of $680,000 in the current year.

As at July 31, 2005, the Company had loss carry-forwards of about $297 million (2004 - $282 million) available to reduce income taxes otherwise payable in future years, with about $81 million (2004 - $107 million) expiring between October 2008 and 2010. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. In making its assessment, the Company considered, among other things, historical and projected future earnings. Accordingly, the Company has not recorded a valuation allowance related to these assets. If the Company's projected future earnings do not materialize to the extent required to permit the full realization of these loss carry-forwards, the Company would record an appropriate valuation allowance in the period when such a determination is made. This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

2.5 *Income for the Period*

Income of $47.2 million ($1.04 basic earnings per share and $0.81 diluted earnings per share) for the quarter ended July 31, 2005 was $5.4 million better than the $41.8 million ($0.92 basic earnings per share and $0.72 diluted earnings per share) in 2004. Income of $22.3 million ($0.47 basic earnings per share and $0.44 diluted earnings per share) for the nine months ended July 31, 2005 was $11.8 million better than the $10.5 million ($0.21 basic and diluted earnings per share) for the same period last year. Per share calculations for the respective periods reduced income by the *pro rata* cost of the estimated annual preferred share dividend.

2.6 *Selected Quarterly Financial Information*

Selected Quarterly Financial Information
For the quarters ended ($millions - except per share amounts)
(Unaudited)

	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4
Sales and revenue from services	**$ 1,021.3**	$ 640.0	$ 548.1	$ 612.4	$ 1,146.6	$ 638.1	$ 651.0	$ 653.9
Net income (loss) from continuing operations	**$ 47.2**	$ (5.4)	$ (19.5)	$ (24.2)	$ 41.8	$ (17.7)	$ (13.6)	$ (18.0)
Earnings (loss) from continuing operations per share								
- basic	**$ 1.04**	$ (0.13)	$ (0.44)	$ (0.54)	$ 0.92	$ (0.40)	$ (0.31)	$ (0.40)
- diluted	**$ 0.81**	$ (0.13)	$ (0.44)	$ (0.54)	$ 0.72	$ (0.40)	$ (0.31)	$ (0.40)
Net income (loss)	**$ 47.2**	$ (5.4)	$ (19.5)	$ (24.2)	$ 41.8	$ (17.7)	$ (13.6)	$ (6.4)
Earnings (loss) per share								
- basic	**$ 1.04**	$ (0.13)	$ (0.44)	$ (0.54)	$ 0.92	$ (0.40)	$ (0.31)	$ (0.15)
- diluted	**$ 0.81**	$ (0.13)	$ (0.44)	$ (0.54)	$ 0.72	$ (0.40)	$ (0.31)	$ (0.15)

The following affects the comparability of the quarterly summary of financial data:

As outlined under "1.1 Crop Production Services", the Company implemented a change in accounting estimate in 2005 that increased the first quarter deferral of gross profit from fertilizer sales, offset by increased recognition of gross profits from fertilizer sales in the Company's second and third quarters.

3. Other Matters

3.1 Related Party Transactions

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. The Company purchases crop protection products through a member-owned purchasing cooperative, Inter-provincial Cooperative Limited, which entitles the Company to receive patronage earnings. The Company also sells commodities to its principal shareholder, Archer Daniels Midland Company, and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $83.4 million for the nine-months ended July 31, 2005 (2004 - $94.6 million) and total purchases from related parties over the same period were $34.9 million (2004 - $39.2 million). At July 31, 2005, accounts receivable from and accounts payable to related parties totaled $4.2 million (2004 - $4.8 million) and $608,000 (2004 - $157,000), respectively.

3.2 Accounting Policy Changes

3.2.1 Asset Retirement Obligations

Effective November 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations ("AROs"). The Company has identified asset retirement obligations related to site restoration for certain property leases. However, these obligations are not material either individually or in aggregate and, as such, a liability for AROs has not been recognized. The majority of these obligations were provided for under existing merger-related provisions and are expected to be settled within the next five years.

Westco, a joint venture of the Company, has determined its previously recognized reclamation obligation qualifies as an ARO and has accounted for it accordingly. Given that the ARO balance approximates the previously established reclamation provision and the retroactive income statement impact to date is not material, the Company has recognized Westco's adoption of Section 3110 prospectively without a restatement of opening retained earnings. As at November 1, 2004, the Company's proportionate share of Westco's ARO balance, which represents the discounted future value of the estimated cash flows required to settle the obligation, was $18.3 million, comparable to the previous reclamation provision prior to the adoption of AROs.

3.2.2 Variable Interest Entities

Effective November 1, 2004, the Company adopted CICA Accounting Guideline AcG-15, *Consolidation of Variable Interest Entities* ("VIE"). A VIE is any legal structure used to conduct activities or hold assets which is not controlled by voting interests but rather by contractual or other interests that change with that entity's underlying net asset value. The application of these rules to specific situations is complex and the interpretation of the rules is evolving. The Company currently accounts for its subsidiaries in accordance with the Company's principles of consolidation. Based on its assessment of the entities in which it has contractual and other interests, the Company has concluded that these entities are either not VIEs or the adoption of AcG-15 did not result in a material change to the consolidated financial statements. As a result, the adoption of this guideline had no material impact on the Company's consolidated financial statements for the quarter and nine months ended July 31, 2005.

4. Liquidity and Capital Resources

4.1 Sources and Uses

4.1.1 Cash Flow Provided by Operations

Cash Flow Provided by Operations *For the periods ended July 31* *(in thousands - except percentages & per share amounts)* *(Unaudited)*	Third Quarter **2005**	2004	Better (Worse)	Nine Months **2005**	2004	Better (Worse)
EBITDA	$ **101,237**	$ 94,623	$ 6,614	$ **119,533**	$ 108,393	$ 11,140
Add:						
Non-cash compensation expenses	**973**	748	225	**3,144**	2,283	861
Other non-cash expenses	**188**	673	(485)	**753**	886	(133)
Less:						
Non-cash earnings from equity investments	**(488)**	(707)	219	**(1,337)**	(727)	(610)
Adjusted EBITDA	**101,910**	95,337	6,573	**122,093**	110,835	11,258
Interest expense	**(11,653)**	(11,965)	312	**(38,047)**	(40,431)	2,384
Pre-tax cashflow provided by operations	**90,257**	83,372	6,885	**84,046**	70,404	13,642
Current income taxes	**(2,152)**	(1,557)	(595)	**(4,372)**	(4,302)	(70)
Cash flow provided by operations	$ **88,105**	$ 81,815	$ 6,290	$ **79,674**	$ 66,102	$ 13,572
Cash flow provided by operations per share:						
- basic	$ **1.94**	$ 1.80	7.8%	$ **1.74**	$ 1.44	20.8%
- diluted	$ **1.48**	$ 1.38	7.2%	$ **1.39**	$ 1.17	18.8%

Per share calculations for the respective periods reduced cash flow provided by operations by the *pro rata* cost of the $1.1 million estimated annual preferred share dividend. Current income taxes are significantly less than the prevailing tax rate on pre-tax cash flows due the tax shield provided by capital cost allowance and the Company's loss carry-forwards. Accordingly, current income taxes largely reflect Large Corporation Capital Tax as well as the taxable position of certain subsidiaries.

4.1.2 Non-cash Working Capital

Non-cash Working Capital *As at July 31 (in thousands)* *(Unaudited)*	**2005**	2004	Sources (Uses)
Inventory			
Non-CWB grain inventory	$ **107,099**	$ 97,652	$ (9,447)
Seed inputs held for resale	**21,457**	15,304	(6,153)
Crop nutrition products	**27,325**	47,451	20,126
Crop protection products	**112,369**	113,868	1,499
Other merchandise held for resale	**14,542**	17,568	3,026
	282,792	291,843	9,051
Accounts receivable	**164,595**	243,297	78,702
Prepaid expenses	**14,182**	17,078	2,896
Accounts payable and accrued expenses	**(227,251)**	(346,414)	(119,163)
	$ **234,318**	$ 205,804	$ (28,514)

Seed inventories increased due to unfavourable weather in Manitoba which limited seeding there and contributed to a higher carryout of canola seed. Crop nutrition inventories decreased as higher seasonal sales contributed to lower end-of-season inventory carryout coupled with delayed timing of purchases for fall 2005 sales compared to last year. Non-CWB grain inventories increased as higher grain receipts exceeded grain shipments compared to the same period last year.

Accounts receivable decreased as a result of lower commodity prices on non-CWB grain, increased financing of crop input sales through AU Financial and increased financing of livestock services receivables through Unifeed Financial.

Accounts payable and accrued expenses declined in large part due to reduced outstanding grain cash tickets, associated with lower industry throughput at lower commodity values, as well as earlier settlement of crop inputs trade payable accounts compared to the prior year.

4.1.3 Capital Expenditures, Acquisitions and Divestitures

Capital expenditures of $29.6 million for the nine months ended July 31, 2005 increased $7.2 million over the same period last year. Individually large capital expenditures include $6.4 million for the expansion of the Carman Bean Plant, $3.8 million for fifteen fertilizer storage upgrade projects, $3.8 million for replacement of air filtration systems in Thunder Bay terminals and $3.1 million for five strategic grain storage expansion projects. There are no delays or material cost overruns expected related to completing these projects.

The Company expects to use cash flow provided by operations to fund between $35 million and $40 million in capital expenditures in fiscal 2005, including that portion of the $10.9 million cost to complete ongoing projects to be spent during the balance of the fiscal year.

4.1.4 Contractual Obligations

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations *(in thousands)* *(Unaudited)*	**Payments Due by Period**				
	Total	**Less than 1 Year**	**2 to 3 Years**	**4 to 5 Years**	**After 5 Years**
Balance Sheet Obligations					
Long-term debt	**$ 332,536**	$ 39,299	$ 124,499	$ 40,147	$ 128,591
9% convertible unsecured subordinated debentures	**105,000**	-	105,000	-	-
Reclamation provision	**18,025**	3,622	8,165	2,884	3,354
Other long-term obligations	**5,565**	-	565	-	5,000
	461,126	42,921	238,229	43,031	136,945
Other Contractual Obligations					
Operating leases	**54,421**	16,334	17,348	6,780	13,959
Purchase obligations [1]	**303,120**	293,676	7,889	1,555	-
	357,541	310,010	25,237	8,335	13,959
Total Contractual Obligations	**$ 818,667**	$ 352,931	$ 263,466	$ 51,366	$ 150,904

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

4.2 Debt

4.2.1 Short-term Debt

Short-term Debt *For the periods ended July 31 (in thousands)* *(Unaudited)*	*Nine Months* **2005**	 2004	*Better* *(Worse)*	*Trailing Twelve Months ended* **2005**
Cash flow provided by operations	**$ 79,674**	$ 66,102	*$ 13,572*	**$ 60,509**
Decrease (increase) in non-cash working capital	**28,010**	119,614	*(91,604)*	**(28,514)**
Working capital acquired	**-**	923	*(923)*	**-**
Other non-cash increases (decreases) in working capital	**162**	4,956	*(4,794)*	**(1,322)**
	107,846	191,595	*(83,749)*	**30,673**
Net capital expenditures and investments	**(24,516)**	(27,069)	*2,553*	**(32,775)**
Financing activities				
Scheduled debt repayments, net of advances	**(28,718)**	(19,627)	*(9,091)*	**(35,836)**
Dividends paid	**(5,183)**	(5,181)	*(2)*	**(6,543)**
Deferred financing and other costs	**(3,194)**	(2,596)	*(598)*	**(4,983)**
Member and staff loan repayments, net	**(440)**	(509)	*69*	**(558)**
Share capital issued (redeemed), net of issue costs	**283**	(741)	*1,024*	**202**
Bank debt acquired	**-**	(480)	*480*	**-**
Cash on deposit	**(31,481)**	2,942	*(34,423)*	**(30,718)**
Sources (uses) of cash	**14,597**	138,334	*(123,737)*	**(80,538)**
Bank loans, beginning of the period	**(109,000)**	(152,199)	*43,199*	**(13,865)**
Bank loans, end of the period	**(94,403)**	(13,865)	(80,538)	**(94,403)**
Member and employee loans	**(22,681)**	(23,239)	*558*	**(22,681)**
Bank and other loans	**$ (117,084)**	$ (37,104)	*$ (79,980)*	**$ (117,084)**
Revolving Credit Facility:				
Outstanding letters of credit	**$ 63,439**	$ 106,689	*$ 43,250*	
Available uncommitted short-term revolving facility	**$ 147,271**	$ 256,672	*$ (109,401)*	
Revolving facility	**$ 300,000**	$ 375,000	*$ (75,000)*	

Bank loans of $94.4 million at July 31, 2005 were $80.5 million higher than a year earlier as uses of cash exceeded sources.

Non-cash working capital increased $97.3 million year-over-year for the reasons noted above in "4.1.2 Non-cash Working Capital", offset by a $13.6 million increase in cash flow provided by operations (see "4.1.1 Cash Flow Provided by Operations").

Under the terms of the Company's loan agreements, scheduled long-term debt repayments increased $9.1 million during the most recent nine months. The $34.4 million increase in cash and cash equivalents compared to the same date last year largely reflected an increase in the Company's consolidated share of cash held by its subsidiaries and joint ventures pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders and joint venturers.

The Company's outstanding letters of credit at July 31, 2005 decreased by $43.3 million compared to the prior year largely as a result of substituting letter of credit security provided to the CGC with a more cost effective credit insurance program underwritten by a major international insurer. The remaining outstanding letters of credit are issued in the normal course of business in support of the Company's grain volume insurance program, debt related to the Company's interest in the Cascadia Terminal, trading activities on the Winnipeg Commodity Exchange, security requirements of the CGC for various subsidiaries and as security for electronic data interchange and other wire payments.

The Company's available uncommitted short-term revolving facility at July 31, 2005 decreased by $109.4 million to $147.3 million primarily as a result of the Company lowering its seasonal revolving short-term credit facility to $300 million (between June 1st and August 31st) compared to the $375 million facility

available at this time last year. The current facility increased to $425 million on September 1, 2005 and then will increase to $475 million on January 1, 2006, in order to address seasonal volatility in working capital requirements. In May 2005, the Company added an additional Schedule II Canadian chartered bank to its banking syndicate.

Cash flow provided by operations of $60.5 million for the 12 months ended July 31, 2005 exceeded the $32.8 million invested in property, plant, equipment and other assets by $27.7 million. Scheduled principal repayments on long-term debt and shareholder dividends totaled $42.4 million over the same twelve months.

4.2.2 Debt Ratings

The Company's debt ratings issued by Standard & Poor's and Dominion Bond Rating Service Limited remained unchanged since the Company's last quarterly report dated June 9, 2005.

	Senior Long-term Debt	Series 'A' & 'B' Notes	9% convertible unsecured subordinated debentures	Series 'A' Convertible Preferred Shares
Standard & Poor's [1]	BB		B+	na
Dominion Bond Rating Service Limited [2]	BB (low)	B (high)	na	Pfd-5 (high)

[1] As at December 23, 2004
[2] As at March 11, 2005

4.3 Off-Balance Sheet Obligations and Arrangements

4.3.1 Pension Plan

At July 31, 2005, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. The Company has applied to the Office of the Superintendent of Financial Institutions ("OSFI") to amalgamate two defined benefit plans with an aggregate surplus of $17.9 million and two defined benefit plans with an aggregate deficit of $6.4 million, which would result in the Company having two defined benefit plans, each with an aggregate surplus. If OSFI were to decline the amalgamation application, the Company may be required to fund the defined benefit plan deficits over a period of five to 15 years. The Company reported a deferred pension asset of $12.2 million in Other Assets at July 31, 2005. It made $283,000 in cash contributions to the defined benefit plans and $2 million in cash contributions to the defined contribution and multi-employer plans for the nine months ended July 31, 2005 (compared to the pension expense of $4.4 million recorded in the financial statements).

4.3.2 Agricore United Financial and Unifeed Financial

AU Financial provides working capital financing, through a Canadian Schedule I chartered bank, for producers to purchase the Company's crop nutrition products, crop protection products and seed. Outstanding credit of $389 million at July 31, 2005 advanced through AU Financial, increased from outstanding credit of $372.9 million at the same date last year, largely due to increased underlying sales activity. At the same time, credit over 90 days has declined to 2.4% of total outstanding receivables from 3% a year earlier. About 87% of outstanding credit is related to AU Financial's highest credit rating categories, comparable to 86% the prior year. The Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio.

Unifeed Financial provides additional working capital financing, through a Canadian Schedule I chartered bank, for livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. The customer base for Unifeed Financial tends to be smaller with individually larger average credit balances compared to AU Financial. Unifeed Financial

approved $40.6 million (2004 - $21.2 million) in credit applications of which customers had drawn $16.8 million (2004 - $3.5 million) at July 31, 2005. The Company has indemnified the bank for aggregate credit losses of $3.7 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

4.3.3 Securitization Arrangement

As at July 31, 2005, the Company had securitized $71.8 million of amounts it is entitled to receive in respect of CWB grain compared with $71.9 million at July 31, 2004. About $3.8 million of such receivables remained unsecuritized at July 31, 2005 compared with $8.2 million at July 31, 2004.

4.4 Market Capitalization

The market capitalization of the Company's 45,361,137 issued and outstanding Limited Voting Common Shares at September 2, 2005 was $374.2 million or $8.25 per share compared with the Company's book value of $10.73 per share[2] ($9.98 per share fully diluted) at July 31, 2005. The issued and outstanding Limited Voting Common Shares at September 2, 2005, together with securities convertible into Limited Voting Common Shares, are summarized in the following table.

As at September 2, 2005 *(Unaudited)*	
Issued and outstanding Limited Voting Common Shares	45,361,137
Securities convertible into Limited Voting Common Shares:	
$105,000,000 - 9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	1,104,369
Stock Options	894,205
	61,359,711

4.5 Financial Ratios

The Company's total funded debt (excluding the Debentures), net of cash, of $368 million at July 31, 2005 increased $13.4 million compared to the same date last year due to dividends, financing expenses and increased non-cash working capital, offset by higher cash flow provided by operations for the twelve months ended July 31, 2005 as noted above. The Company's average funded debt, net of cash, was $428 million for the twelve months ended July 31, 2005 (2004 - $509 million).

[2] *Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares, executive stock options and the Debentures had been fully converted.*

Financial Ratios *(in thousands - except percentages and ratios)* *(Unaudited)*	*As at July 31* **2005**	2004	*Better (Worse)*	*Trailing Twelve Months ended July 31* **2005**	2004	*Better (Worse)*
Funded debt (excluding the Debentures), net of cash	**$ 367,925**	$ 354,499	*$ (13,426)*	**$ 428,155**	$ 509,423	*$ 81,268*
EBITDA				**$ 109,725**	$ 110,684	*$ 959*
Ratios						
Current Ratio	**1.42 x**	1.44 x	*(0.02 pt)*			
Net Funded Debt to Capitalization	**37.9%**	36.7%	*(1.2 pt)*	**42.6%**	46.2%	*3.6 pt*
Average Net Debt to TTM EBITDA				**3.90 x**	4.60 x	*0.70 pt*

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in short-term debt used to finance working capital requirements, reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, as well as price volatility in the commodities handled, all of which cannot be financed entirely with trade credit. The Company's leverage ratio typically declines to its lowest quarterly level at July 31, representing the Company's core non-seasonal level of working capital. Measured on an average trailing twelve-month basis, the Company's leverage ratio improved to 42.6% for the period ended July 31, 2005 from 46.2% and 45.3% for the twelve months ended July 31, 2004 and October 31, 2004, respectively.


Net Funded Debt to Capitalization
Trailing Twelve Month ("TTM") Average
60.0%
56.0%
52.0%
48.0%
44.0%
40.0%
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05


Net Funded Debt to Capitalization
55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Leverage (Net Debt:Capitalization)
TTM Average at July 31, 2005

5. Outlook

Agriculture and Agrifood Canada ("AAFC") estimated total production of 51.1 million tonnes of the six major grains from the 2004 growing season. Over the 10 years ended July 31, 2003 (including the effects of the 2001 drought but excluding the effects of the unusual 2002 drought), an average of about 67% of total production was delivered into the primary elevator system operated by licenced grain handlers. Based on these averages, the primary elevator network would expect to take delivery of about 34 million tonnes of the 2004 crop for shipment in 2005. Since industry grain shipments of 21.2 million tonnes over the most recent nine months represent only 62% of the estimated 34 million tonnes of the 2004 crop to be received, there remains a reasonable expectation for higher future receipts and shipments, either during the fourth quarter or early in the Company's 2006 fiscal year. The shortfall in deliveries into the primary elevator system is consistent with AAFC's latest forecast of a 4.6 million tonne increase in inventory carry-out at July 31, 2005 compared to the same time in 2004.

The Company's shipments of CWB grain in the nine months ended July 31, 2005 were lower than anticipated and lower than the same period in the 2001 benchmark year – the year prior to the effects of the 2001 and 2002 droughts. As noted in prior quarters, grain shipments through the balance of fiscal 2005

remain dependent upon several key drivers, namely: producer decisions to deliver their 2004 crop and the timing of those decisions; timely and effective execution by the railways of grain movement to port terminals and other North American destinations during the critical harvest period over the next few months; and the execution of the CWB marketing program which is also tied to producer decisions on grain delivery. These factors are further complicated by the possibility of concentrated deliveries by producers during early fall that could strain the grain handling and railway industries' ability to execute purchase and delivery to end-use customers.

On August 26, 2005, Statistics Canada estimated total 2005 production of 50.5 million tonnes with average production in Manitoba, Saskatchewan and Alberta at 64%, 115% and 109% of the 10-year average ended July 31, 2004, respectively. Statistics Canada also projected total wheat production to decline 4.4% to 22.9 million tonnes with offsetting increases in production of canola (up 7.9% to 8.3 million tonnes) and flax (up 102% to 1 million tonnes). Surface and sub-surface moisture levels are generally good across western Canada going into the fall season.

An earlier harvest compared to 2004, significant vegetative growth in most of western Canada during 2005 and strong worldwide demand for crop nutrients had created the conditions for a strong fall fertilizer season, weather permitting.

Following a July 15, 2005 announcement by the U.S. that it would once again permit the import of Canadian live cattle under the age of 30 months, Canadian cattle are once again being marketed in the U.S., contributing to a strengthening of the Canadian livestock industry. Canadian livestock and poultry producers continue to benefit from reduced feed prices due to the impact of large feed grain supplies in western Canada on the cost of feed ingredients. The Company does not expect a material change in the sale of manufactured feed volumes compared to recent months other than as a result of seasonally cooler temperatures that would be expected to contribute to increased feed consumption.

The Company entered into an agreement with a third party on May 6, 2005 for the sale of its former United Grain Growers Limited Vancouver grain terminal pursuant to a consent agreement with the Commissioner of Competition (the "Commissioner"). The Company subsequently announced on July 29, 2005 that the sale would not be completed on the original closing date of August 1, 2005 but that both parties were continuing to work diligently towards concluding a transaction as soon as practicable. On August 12, 2005, the Company announced that subsequent requests by both the Company and the purchaser to extend the time frame allowed to conclude a transaction had been denied by the Commissioner. As a result, the Company filed an application with the Competition Tribunal (the "Tribunal") seeking, among other things, an order pursuant to section 106 of the *Competition Act* rescinding the consent agreement between the Commissioner and the Company. The timing of the hearing of the application and any subsequent decision by the Tribunal is uncertain at this time.

Consolidated Financial Statements

Consolidated Balance Sheets

As at July 31 (in thousands) *(Unaudited)*	2005	2004	October 31, 2004
ASSETS			
Current Assets			
Cash and cash equivalents	**$ 81,695**	$ 50,977	$ 50,214
Accounts receivable (Note 6)	**164,595**	243,297	185,232
Inventories	**282,792**	291,843	383,914
Prepaid expenses	**14,182**	17,078	19,888
Future income taxes	**2,693**	4,890	6,801
	545,957	608,085	646,049
Property, Plant and Equipment	**652,509**	670,836	664,396
Other Assets	**47,095**	55,694	53,456
Goodwill	**28,264**	28,603	28,903
Intangible Assets	**16,500**	16,502	16,502
Future Income Taxes	**34,994**	27,157	40,316
	$ 1,325,319	$ 1,406,877	$ 1,449,622
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans (Note 7)	**$ 117,084**	$ 37,104	$ 132,121
Accounts payable and accrued expenses	**227,251**	346,414	326,706
Dividends payable	**1,361**	1,359	2,464
Current portion of long-term debt	**39,299**	36,434	39,189
Future income taxes	**439**	392	345
	385,434	421,703	500,825
Long-term Debt	**293,237**	331,938	322,065
Convertible Debentures	**105,000**	105,000	105,000
Other Long-term Liabilities	**35,925**	37,013	35,814
Future Income Taxes	**7,113**	5,104	6,527
Shareholders' Equity			
Share capital (Note 8)	**460,240**	460,013	459,957
Contributed surplus	**1,593**	1,044	1,044
Retained earnings	**36,777**	45,062	18,390
	498,610	506,119	479,391
	$ 1,325,319	$ 1,406,877	$ 1,449,622

Agricore United

Consolidated Statements of Earnings and Retained Earnings

For the periods ended July 31 (in thousands, except per share amounts) *(Unaudited)*	*Third Quarter* **2005**	2004	*Nine Months* **2005**	2004
Sales and revenue from services (Note 4)	**$ 1,021,285**	$ 1,146,619	**$ 2,209,385**	$ 2,435,727
Gross profit and net revenue from services (Note 4)	**194,812**	189,946	**374,622**	354,412
Operating, general and administrative expenses (Note 4)	**(93,575)**	(95,323)	**(255,089)**	(246,019)
Earnings before the undernoted (Note 4)	**101,237**	94,623	**119,533**	108,393
Depreciation and amortization (Note 4)	**(14,936)**	(15,383)	**(45,684)**	(47,094)
	86,301	79,240	**73,849**	61,299
Gain (loss) on disposal of assets	**519**	(281)	**601**	102
Interest and securitization expenses	**(11,653)**	(11,965)	**(38,047)**	(40,431)
	75,167	66,994	**36,403**	20,970
Provision for income taxes				
Current portion	**(2,152)**	(1,557)	**(4,372)**	(4,391)
Future portion	**(25,797)**	(23,657)	**(9,726)**	(6,089)
Income for the period	**47,218**	41,780	**22,305**	10,490
Retained earnings (deficit), beginning of period	**(9,080)**	4,641	**18,390**	38,648
Dividends	**(1,361)**	(1,359)	**(3,918)**	(4,076)
Retained earnings, end of period	**$ 36,777**	$ 45,062	**$ 36,777**	$ 45,062
Basic earnings per share (Note 1)	**$ 1.04**	$ 0.92	**$ 0.47**	$ 0.21
Diluted earnings per share (Note 1)	**$ 0.81**	$ 0.72	**$ 0.44**	$ 0.21

Consolidated Statements of Cash Flows

For the periods ended July 31 (in thousands) *(Unaudited)*	*Third Quarter* **2005**	2004	*Nine Months* **2005**	2004
CASH FLOWS FROM OPERATING ACTIVITIES:				
Income for the period	**$ 47,218**	$ 41,780	**$ 22,305**	$ 10,490
Adjustments for:				
Depreciation and amortization	**14,936**	15,383	**45,684**	47,094
Employee future benefits	**973**	748	**2,595**	1,881
Future income tax recovery	**25,797**	23,657	**9,726**	6,178
Equity earnings from investments, net of distributions	**(488)**	(707)	**(1,337)**	(727)
Stock-based compensation	**-**	-	**549**	402
Loss (gain) on disposal of assets	**(519)**	281	**(601)**	(102)
Other long-term liabilities	**188**	673	**753**	886
Cash flow provided by operations	**88,105**	81,815	**79,674**	66,102
Changes in non-cash working capital	**76,505**	222,232	**28,172**	125,493
	164,610	304,047	**107,846**	191,595
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions, net of cash acquired	**-**	(3,591)	**-**	(8,325)
Property, plant and equipment expenditures	**(6,527)**	(7,128)	**(29,602)**	(22,433)
Proceeds from disposal of property, plant and equipment	**1,858**	974	**3,886**	3,431
Decrease in other assets	**2,961**	2,211	**1,200**	258
	(1,708)	(7,534)	**(24,516)**	(27,069)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Decrease in bank and other loans	**(122,784)**	(286,619)	**(15,037)**	(139,323)
Proceeds from long-term debt	**-**	23	**675**	23
Long-term debt repayments	**(7,435)**	(4,628)	**(29,393)**	(19,650)
Deferred financing expenditures	**(260)**	(1,012)	**(2,013)**	(2,136)
Decrease in other long-term liabilities	**(271)**	(118)	**(1,181)**	(460)
Share capital issued (redeemed)	**111**	119	**283**	(61)
Share issue costs	**-**	-	**-**	(680)
Dividends	**(1,360)**	(1,359)	**(5,183)**	(5,181)
	(131,999)	(293,594)	**(51,849)**	(167,468)
CHANGE IN CASH AND CASH EQUIVALENTS	**30,903**	2,919	**31,481**	(2,942)
Cash and cash equivalents at beginning of period	**50,792**	48,058	**50,214**	53,919
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 81,695**	$ 50,977	**$ 81,695**	$ 50,977
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments of interest	**$ (12,767)**	$ (12,922)	**$ (39,062)**	$ (41,808)
Cash recovery (payments) of taxes	**$ 1,805**	$ (405)	**$ (3,897)**	$ (5,311)

Notes to the Consolidated Financial Statements

(Unaudited)

1. Earnings Per Share

Nine months ended July 31 *(in thousands, except per share amounts - unaudited)*	2005 Income	2005 Shares	2005 Per Share	2004 Income	2004 Shares	2004 Per Share
Income for the period	$ 22,305			$ 10,490		
Less:						
Preferred share dividend	(828)			(829)		
Basic earnings per share	$ 21,477	45,338	$ 0.47	$ 9,661	45,265	$ 0.21
Add :						
Preferred share dividend	-	-		-	-	
Interest on convertible debentures - net of income tax	4,536	14,000		-	-	
Diluted earnings per share	$ 26,013	59,338	$ 0.44	$ 9,661	45,265	$ 0.21

Third quarter ended July 31 *(in thousands, except per share amounts - unaudited)*	2005 Income	2005 Shares	2005 Per Share	2004 Income	2004 Shares	2004 Per Share
Income for the period	$ 47,218			$ 41,780		
Less:						
Preferred share dividend	(276)			(276)		
Basic earnings per share	$ 46,942	45,350	$ 1.04	$ 41,504	45,306	$ 0.92
Add :						
Preferred share dividend	276	1,104		276	1,105	
Interest on convertible debentures - net of income tax	1,512	14,000		1,512	14,000	
Diluted earnings per share	$ 48,730	60,454	$ 0.81	$ 43,292	60,411	$ 0.72

Basic earnings per share is derived by deducting the pro rata share of annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures and preferred shares) was not included in the calculation of diluted earnings per share for the nine months ended July 31, 2004 and the effect of preferred shares was not included in the calculation of diluted earnings per share for the nine months ended July 31, 2005, as the results would be anti-dilutive. In addition, executive stock options have been excluded from the calculation of diluted earnings per share as the exercise price exceeds the average trading value of the shares in the respective periods.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2004 annual consolidated financial statements except as described in Note 10. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2004.

3. Seasonal Nature of Business

The Company's earnings follow the seasonal activity pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of Crop Production Services products (seed, crop nutrients and crop protection products) peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services feed sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of either Crop Production Services or Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

4. Segment Information

For the periods ended July 31 (in thousands) *(Unaudited)*	Third Quarter 2005	Third Quarter 2004	Nine Months 2005	Nine Months 2004
SALES AND REVENUE FROM SERVICES				
Grain Handling	**$ 387,519**	$ 541,394	**$ 1,245,943**	1,546,405
Crop Production Services	**570,520**	542,095	**768,153**	705,600
Livestock Services	**69,612**	72,809	**210,460**	205,670
Financial Markets & Other Investments	**1,854**	2,776	**6,271**	6,267
	1,029,505	1,159,074	**2,230,827**	2,463,942
Less: Intersegment Sales*	**(8,220)**	(12,455)	**(21,442)**	(28,215)
	$ 1,021,285	$ 1,146,619	**$ 2,209,385**	$ 2,435,727
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	**$ 57,481**	$ 69,878	**$ 158,673**	$ 162,938
Crop Production Services	**122,903**	106,698	**168,864**	152,438
Livestock Services	**12,574**	10,594	**40,814**	32,769
Financial Markets & Other Investments	**1,854**	2,776	**6,271**	6,267
	$ 194,812	$ 189,946	**$ 374,622**	$ 354,412
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES				
Grain Handling	**$ (39,601)**	$ (41,159)	**$ (112,908)**	$ (108,050)
Crop Production Services	**(35,290)**	(33,479)	**(85,553)**	(81,783)
Livestock Services	**(8,480)**	(8,806)	**(25,302)**	(25,656)
Financial Markets & Other Investments	**(1,309)**	(1,847)	**(3,675)**	(1,892)
Corporate	**(8,895)**	(10,032)	**(27,651)**	(28,638)
	$ (93,575)	$ (95,323)	**$ (255,089)**	$ (246,019)
EBITDA				
Grain Handling	**$ 17,880**	$ 28,719	**$ 45,765**	$ 54,888
Crop Production Services	**87,613**	73,219	**83,311**	70,655
Livestock Services	**4,094**	1,788	**15,512**	7,113
Financial Markets & Other Investments	**545**	929	**2,596**	4,375
Corporate	**(8,895)**	(10,032)	**(27,651)**	(28,638)
	$ 101,237	$ 94,623	**$ 119,533**	$ 108,393
DEPRECIATION AND AMORTIZATION				
Grain Handling	**$ (7,060)**	$ (7,425)	**$ (22,374)**	$ (23,366)
Crop Production Services	**(5,238)**	(5,332)	**(15,204)**	(15,553)
Livestock Services	**(1,061)**	(849)	**(3,175)**	(2,488)
Financial Markets & Other Investments	**(53)**	(1)	**(148)**	(41)
Corporate	**(1,524)**	(1,776)	**(4,783)**	(5,646)
	$ (14,936)	$ (15,383)	**$ (45,684)**	$ (47,094)
EBIT				
Grain Handling	**$ 10,820**	$ 21,294	**$ 23,391**	$ 31,522
Crop Production Services	**82,375**	67,887	**68,107**	55,102
Livestock Services	**3,033**	939	**12,337**	4,625
Financial Markets & Other Investments	**492**	928	**2,448**	4,334
Corporate	**(10,419)**	(11,808)	**(32,434)**	(34,284)
	$ 86,301	$ 79,240	**$ 73,849**	$ 61,299
*INTERSEGMENT SALES				
Grain Handling	**$ (8,218)**	$ (11,905)	**$ (21,432)**	$ (27,637)
Crop Production Services	**(2)**	(550)	**(10)**	(578)
	$ (8,220)	$ (12,455)	**$ (21,442)**	$ (28,215)

5. Change in Accounting Estimate

In accordance with its existing accounting policy, the Company defers the recognition of gross profit from inter-company sales until product is sold to a third party. During 2005, the Company modified its method of estimating deferred gross profits on fertilizer products sold by its subsidiary, Western Cooperative Fertilizers Limited ("Westco"), to the Company and still held by the Company pending sale to third parties to more accurately reflect the amount of gross profit deferred and the timing of when the gross profit is realized. Since the sale of fertilizer to third parties is substantively completed by the Company's third quarter ending July 31 following the spring sales season, the effect of the change in estimate is to decrease the recognition of gross profit in the first quarter and increase the recognition in the Company's second and third quarters.

6. Securitization

At July 31, 2005, grain held for the account of the CWB is reported net of securitized amounts of $71.8 million (2004 - $71.9 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at July 31, 2005 (in thousands)
(Unaudited)

Proceeds from new securitizations	$	56,400
Proceeds from collections reinvested	$	15,400

The net cost of these transactions is included in interest and securitization expenses in the Consolidated Statements of Earnings and Retained Earnings.

7. Bank and Other Loans

On March 11, 2005, the Company replaced its $375 million revolving facility, which matured February 28, 2005, with a renewed facility which was revised to provide seasonal limits of $475 million between January 1st and May 31st, $300 million between June 1st and August 31st, and $425 million between September 1st and December 31st. Apart from the seasonal limit changes and the addition of two Canadian Schedule II chartered banks to the banking syndicate, the financial terms and underlying security are consistent with those described in Note 8 of the October 31, 2004 annual consolidated financial statements.

8. Share Capital

At its Annual General Meeting on February 9, 2005, the Company's shareholders approved a resolution increasing the number of Limited Voting Common Shares available for granting under the Executive Stock Option Plan by 200,000 shares and a resolution increasing the number of Limited Voting Common Shares available for granting under the Directors Share Compensation Plan by 100,000 shares.

Stock options outstanding at July 31, 2005 have a range of exercise prices from $7.64 to $11.50 and a weighted average life of 6.57 years.

For the nine months ended July 31, 2005 *(Unaudited)*	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of the period	732,045	$ 9.96
Granted	165,000	7.64
Forfeited	(2,840)	9.70
Outstanding at end of period	894,205	$ 9.53
Exercisable at end of period	587,766	$ 9.97

The table below summarizes the issued and outstanding Limited Voting Common Shares and securities convertible into Limited Voting Common Shares:

As at July 31 *(Unaudited)*	**2005**	2004
Issued and outstanding Limited Voting Common Shares	**45,351,169**	45,307,026
Securities convertible into Limited Voting Common Shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,369**	1,104,773
Stock options	**894,205**	733,006
	61,349,743	61,144,805

As at July 31, 2005, the Company had reserved 341,428 Limited Voting Common Shares (July 31, 2004 – 302,627) for granting under the Executive Stock Option Plan and 99,664 Limited Voting Common Shares (July 31, 2004 – 21,309) for granting under the Directors Share Compensation Plan.

9. Commitments, Contingencies and Guarantees

a) ***Letters of Credit –***
The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from October 2005 to February 2007. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. The outstanding letters of credit were $63.4 million (2004 - $106.7 million) as at July 31, 2005.

In April 2005, the Company entered into a new credit insurance program underwritten by a major international insurer, replacing $34.4 million in letter of credit security previously provided to the Canadian Grain Commission.

b) ***Indemnification of Accounts Receivable –***
Under the terms of an agreement with a Canadian Schedule I chartered bank (as described in Note 4 of the October 31, 2004 annual consolidated financial statements), the Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. As at July 31, 2005, the Company provided $3.7 million (2004 - $2 million) for actual and expected future losses.

Under the terms of an agreement with a Canadian Schedule I chartered bank, the Company indemnifies the bank for credit losses under Unifeed Financial based on the first 20% to 33% of new

credit issued on an individual account, depending on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. As at July 31, 2005, the Company provided $168,000 (2004 - $35,000) for actual and expected future losses.

c) ***Loan Guarantees –***
The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at July 31, 2005, the current outstanding balance of these guarantees was $3.9 million. These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

On February 8, 2005, the Company issued an unsecured guarantee in support of financing provided to a wholly-owned foreign subsidiary for a maximum of 2 billion Yen or approximately $24 million.

10. Accounting Policy Changes

a) ***Asset Retirement Obligations –***
Effective November 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations ("AROs"). The Company identified asset retirement obligations related to site restoration for certain property leases, however, these obligations are not material individually and in aggregate and, as such, a liability for AROs has not been recognized. The majority of these obligations were provided for under existing merger-related provisions and are expected to be settled within the next five years.

Westco, a joint venture of the Company, determined its previously recognized reclamation obligation (described in Note 11 to the 2004 annual financial statements) qualifies as an ARO and has accounted for it accordingly. Given the ARO balance approximated the previously established reclamation provision and that the retroactive income statement impact was insignificant, the Company recognized Westco's adoption of AROs prospectively without a restatement of opening retained earnings. As at November 1, 2004, the Company's proportionate share of Westco's ARO balance, which represents the discounted future value of the estimated cash flows required to settle the obligation, was $18.3 million (previous reclamation provision recognized by the Company as of the same date was $18.1 million). As of July 31, 2005, the Company's proportionate share of the estimated undiscounted inflation-adjusted cash flows required to settle the obligation is $19.7 million, which is expected to be settled between 2005 and 2014. The total accretion expense included in the Company's latest nine months is $753,000.

b) ***Variable Interest Entities –***
Effective November 1, 2004, the Company adopted CICA Accounting Guideline AcG-15, Consolidation of Variable Interest Entities ("VIE"). A VIE is any legal structure used to conduct activities or hold assets which are not controlled by voting interests but rather by contractual or other interests that change with that entity's underlying net asset value. The application of these rules to specific situations is complex and the interpretation of the rules is evolving. The Company currently accounts for its subsidiaries in accordance with the Company's principles of consolidation. Based on its assessment of the entities in which it has contractual and other interests, the Company has concluded that these entities are either not VIEs or the adoption of AcG-15 did not result in a material change to the consolidated financial statements.

11. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Supplementary Shareholder Information

For the periods ended July 31	*Third Quarter*		*Nine Months*	
Trading Activity *(on Toronto Stock Exchange)*	**2005**	2004	**2005**	2004
Limited Voting Common Shares *(Symbol: AU.LV)*				
High	**$ 9.25**	$ 8.99	**$ 9.25**	$ 9.99
Low	**$ 7.65**	$ 7.00	**$ 7.50**	$ 7.00
Close	**$ 8.80**	$ 8.75	**$ 8.80**	$ 8.75
Volume	**2,722,456**	1,884,376	**5,730,760**	11,889,295
Series "A" Preferred shares *(Symbol: AU.PR.A)*				
High	**$ 17.70**	$ 15.60	**$ 17.70**	$ 15.90
Low	**$ 15.45**	$ 15.02	**$ 14.30**	$ 13.80
Close	**$ 17.00**	$ 15.25	**$ 17.00**	$ 15.25
Volume	**7,688**	8,111	**56,286**	36,756
9% convertible unsecured subordinated debentures *(Symbol: AU.DB)*				
High (per $100 principal)	**$ 129.50**	$ 133.00	**$ 130.00**	$ 147.00
Low (per $100 principal)	**$ 112.01**	$ 117.50	**$ 112.00**	$ 117.50
Close (per $100 principal)	**$ 112.01**	$ 133.00	**$ 112.01**	$ 133.00
Volume	**$ 342,000**	$ 6,685,000	**$ 3,902,000**	$ 17,218,000

As at July 31 *(Unaudited)*		
Book value per share	**$ 10.73**	$ 10.90
Fully diluted book value per share	**$ 9.98**	$ 10.11

Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" Preferred Shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" preferred Shares, executive stock options and the Debentures had been fully converted.

Agricore United

AGRICORE UNITED DECLARES DIVIDENDS

September 8, 2005 (Winnipeg) – Agricore United's Board of Directors today declared an annual dividend of $1.00 per share on the Series A Convertible Preferred Shares and a dividend for the quarter of $0.03 per share on the Limited Voting Common Shares. Each dividend is payable on November 15, 2005 to shareholders of record at the close of business on October 14, 2005.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

-30-

For more information, contact:

David Carefoot
Vice-President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

Form 52-109FT2 – Certification of Interim Filings

I, Peter G. M. Cox, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Grain Growers Limited, carrying on business as Agricore United (the issuer) for the interim period ending July 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: September 8, 2005

"Peter G. M. Cox"

Peter G. M. Cox
Chief Financial Officer

Form 52-109FT2 – Certification of Interim Filings

I, Brian Hayward, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Grain Growers Limited, carrying on business as Agricore United (the issuer) for the interim period ending July 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: September 8, 2005

"Brian Hayward"
Brian Hayward
Chief Executive Officer